COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 APR 10 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/19706

4th April 2006

06012369

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 3 April 2006.
2. General Purposes Committee resolution allotting securities dated 3 April 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 4 April 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
APR 11 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 3rd April 2006

Present:	A E Cook -	Chairman
	W G Tucker	
In attendance:	J M Pope -	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 29th March 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price £2,976.03) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that a total of 3,870 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 29th March 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure report dated 29th March 2006
Originator: Yorkshire Building Society

Schedule to
General Purposes Committee minute dated 3rd April 2006

AccountNumber	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004830579263	141102	3	0.769	0.744	MR	MCDOWELL	KW	YW612338C	3190	2453.11	13B WOLVERTON ROAD	BOURNEMOUTH		BH7 6HT	KENNETH WILLIAM	FRA
004829372763	141102	3	0.769	0.744	MR	MITCHELL	CJ	ZW714788A	680	522.92	83B WINCHESTER STREET	BOTLEY	SOUTHAMPTON	SO30 2EB	COLIN	FRHIT
Totals									**3870**	**2976.03**						

File no. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 3rd April 2006

Present: **W G Tucker - Chairman**
A E Cook

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	P Long	3.4.06	16,460	£15,005.92

1.2 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

29.10.02	"	"	91,430	£83353.07

It was resolved that a total of 107,890 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Long	16,460	£0.88666
	91,430	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 107,890 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	111,760		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File no. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £,	3,870
UK Postcode		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	107,890
UK Postcode E C 3 P 3 D B		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 4/4/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 29th March 2006
Originator: Yorkshire Building Society

Schedule to
General Purposes Committee minute dated 3rd April 2006

AccountNumber	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004830579263	141102	3	0.769	0.744	MR	MCDOWELL	KW	YW612338C	3190	2453.11	13B WOLVERTON ROAD	BOURNEMOUTH		BH7 6HT	KENNETH WILLIAM	FRA
004829372763	141102	3	0.769	0.744	MR	MITCHELL	CJ	ZW714788A	680	522.92	83B WINCHESTER STREET	BOTLEY	SOUTHAMPTON	SO30 2EB	COLIN	FRHIT
Totals									**3870**	**2976.03**						

File no. 8234923

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Amended – attachments as previous letter

Our ref: L/COB/88.2/19698

30th March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 28 March 2006.
2. General Purposes Committee resolution allotting securities dated 28 March 2006.
3. General Purposes Committee resolution allotting securities dated 28 March 2006.
4. General Purposes Committee resolution allotting securities dated 28 March 2006.
5. General Purposes Committee resolution allotting securities dated 29 March 2006.
6. Notice of allotment of shares or securities on Form 88(2) dated 28 March 2006.
7. Notice of allotment of shares or securities on Form 88(2) dated 29 March 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor